Exhibit 99.1

CollPlant Launches New Corporate Website to Showcase Recent Developments in Core Business Segments

Rehovot, Israel, February 4, 2020, CollPlant (NASDAQ:CLGN), a regenerative and aesthetic medicine company, today announced the launch of its updated corporate website. The new website has a clean uncluttered design, improved functionality and enhanced rich content focused on the Company's growth into its core business segments: Medical Aesthetics and 3D Bioprinting of tissues and organs.
Splash page of CollPlant’s updated website

The new website goes live today, February 4, 2020 and is located at the same address: https://www.collplant.com/.

The website redesign coincides with the Company’s latest advancements in each of its business segments:

●	Medical Aesthetics - pipeline including regenerative dermal fillers comprised of CollPlant’s recombinant human collagen (rhCollagen) and hyaluronic acid; injectable and 3D bioprinted breast implants comprised of rhCollagen and proprietary elements, intended to promote breast tissue regeneration.

●	BioInks for 3D bioprinting – CollPlant’s flagship rhCollagen-based BioInk product line that is ideal for 3D bioprinting of tissues and organs.

The site is designed to deliver quick and intuitive access to key corporate, technology, business segments, and product pipeline, including bioprinting videos of organ and soft tissue implants.

“We are proud of our new website as it fully showcases our emerging leadership role in the fields of regenerative and aesthetic medicine. CollPlant was founded on the belief that our innovative rhCollagen technology platform can be utilized to transform the lives of patients worldwide. We plan to leverage this new website and our social media platforms to maximize our engagement with all of our stakeholders,” said Yehiel Tal, CollPlant Chief Executive Officer.

CollPlant’s new website will be updated on a regular basis with news of business activity, corporate milestones, events, and investor and financial information. Visitors are encouraged to explore the website and sign up for direct emails from the Company at https://ir.collplant.com/email-alerts.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products are based on our rhCollagen (recombinant human collagen) that is produced with CollPlant’s proprietary plant based genetic engineering technology.

Our products address indications for the diverse fields of organ and tissue repair, and are ushering in a new era in regenerative medicine. Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. CollPlant has a licensing agreement with United Therapeutics, whereby United Therapeutics is using CollPlant’s BioInks in the manufacture of 3D bioprinted lungs for transplant in humans. The Company has a collaboration agreement with 3D Systems to advance and accelerate tissue and scaffold bioprinting by delivering an integrated 3D printer and BioInks solution to third parties. CollPlant’s industry collaboration partnerships include the Advanced Regenerative Manufacturing Institute (ARMI) and RegenMed Development Organization (ReMDO).

For more information about CollPlant, visit http://www.collplant.com

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem
Deputy CEO & CFO
Tel: + 972-73-2325600
Email: Eran@collplant.com Sophia Ononye, PhD MPH MBA Founder & CEO, The Sophia Consulting Firm Tel: +1 347 533-4578 E-mail: sophia@sophiaconsultingfirm.com